Exhibit 99.1

OPTI CANADA INC.
Report of Voting Results
(Section 11.3 of National Instrument 51-102)

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report describes the matters voted upon and the outcome of the votes at the annual meeting of shareholders of OPTI Canada Inc. (the "Corporation") held on April 27, 2011 in Calgary, Alberta:

Outcome of Vote

The election of the following nominees as directors of the Corporation to hold office until the next annual meeting of shareholders:

IAN W. DELANEY

CHARLES L. DUNLAP

DAVID HALFORD

EDYTHE (DEE) MARCOUX

CHRISTOPHER P. SLUBICKI

JAMES M. STANFORD
For: 33,848,003 34,192,783 18,823,760 34,652,986 34,354,738 34,246,178	Withheld: 5,924,747 5,579,967 20,949,040 5,119,414 5,418,012 5,510,880
The appointment of PricewaterhouseCoopers LLP, Chartered Accountants, to hold office until the close of the next annual meeting of shareholders at such remuneration as may be fixed by the directors of the Corporation

Carried